EXHIBIT 21

SUBSIDIARIES OF MINDSPEED TECHNOLOGIES, INC.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Maker Communications, Inc.	Delaware

Mindspeed Technologies S.A.S.	France

Mindspeed Technologies U.K., Limited	United Kingdom